CONTENTS

CORPORATE INFORMATION .....................................................    1

CHAIRMAN'S STATEMENT ......................................................    3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS ...............................................    4

UNAUDITED INTERIM RESULTS .................................................   10

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES ......................   24

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES .......   25

RE-PURCHASE OF LISTED SECURITIES ..........................................   25

EMPLOYEES AND REMUNERATION POLICIES .......................................   26

EMPLOYEE SCHEMES ..........................................................   26

CORPORATE GOVERNANCE REPORT ...............................................   27

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS .......................   27

AUDIT COMMITTEE ...........................................................   27

CORPORATE INFORMATION

Independent Registered            Deloitte & Touche
Public Accounting Firm            12F, #156 Sec. 3 Minsheng E. Road
                                  Taipei, Taiwan 105

Legal counsel                     Morrison & Foerster LLP                               Maples and Calder
                                  Hong Kong office                                      PO Box 309 GT
                                  41st Floor, Edinburgh Tower, The Landmark             Ugland House
                                  15 Queen's Road Central, Hong Kong                    South Church Street,
                                                                                        George Town, Grand Cayman
                                  Palo Alto office                                      Cayman Islands
                                  755 Page Mill Road
                                  Palo Alto, California, U.S.A 94304

Board of Directors                Executive Directors
                                  Sterling Du (Chairman, Chief Executive Officer)
                                  Chuan Chiung "Perry" Kuo (Chief Financial Officer)
                                  James Elvin Keim (Head of Marketing and Sales)

                                  Independent Non-executive Directors
                                  Michael Austin           Lawrence Lai-Fu Lin
                                  Geok Ling Goh            Xiaolang Yan
                                  Keisuke Yawata

Qualified Accountant              Jane Liang (CPA)

Joint Company Secretaries         Chuan Chiung "Perry" Kuo
                                  Ngai Wai Fung (FCS and FCIS)

Authorized Representatives        Chuan Chiung "Perry" Kuo
                                  Venantius Tan (alternate to Sterling Du)

Hong Kong Branch Share            Computershare Hong Kong Investor Services Limited
Registrar and Transfer            Shops 1712-1716, 17th Floor, Hopewell Centre
Office                            183, Queen's Road East
                                  Wanchai, Hong Kong

Depositary for American           The Bank of New York
Depositary Receipts               ADR Division
                                  One Wall Street, 29th Floor, New York, New York, USA 10286

Compliance Advisor                Evolution Watterson Securities Limited
                                  5th Floor, 8 Queen's Road Central, Hong Kong

Corporate Headquarters            Grand Pavilion Commercial Centre, West Bay Road
                                  PO Box 32331 SMB, George Town
                                  Grand Cayman, Cayman Islands
                                  Phone: (345) 945-1110
                                  Fax: (345) 945-1113

Other Addresses                   3118 Patrick Henry Drive                   11F, #54, Sec. 4, Minsheng E. Road
                                  Santa Clara, CA, USA 95054                 Taipei, Taiwan 105
                                  Phone: (408) 987-5920                      Phone: (886) 2-2545-9095
                                  Fax: (408) 987-5929                        Fax: (886) 2-2547-1721

Registered office                 M&C Corporate Services Limited
                                  Ugland House, P.O. Box 309 GT
                                  South Church Street, George Town
                                  Grand Cayman, Cayman Islands

Place of business in Hong Kong    8th Floor, Gloucester Tower, The Landmark
registered under Part XI of       11 Pedder Street
the Companies Ordinance           Central, Hong Kong

*The English language text of this report shall prevail over the Chinese language text.

CHAIRMAN'S STATEMENT
                                                [LOGO] O2 Micro (R)
                                                Breathing Life into Mobility

To Our Shareholders

The first six months of fiscal 2006, ended June 30th, has been challenging for the industry and for O2Micro(R). The majority of our net sales are generated from sales of our products used in liquid crystal display (LCD) monitors, LCD televisions, and notebook computers. Several market factors affected the overall consumer electronics and computer markets during the first and second quarter. Both Flat Panel TV and Notebook computer markets were seasonally weak during this period and our net sales increased over the previous corresponding period.

While net sales grew by US$8.2 million, which is 16.8% higher than the previous corresponding period, operating expenses grew by US$7.5 million, which is 28.3% higher than the previous corresponding period. During these six months, the Company continued new product development efforts, expanded operations and hired additional personnel. Our net loss of US$1.5 million was a decrease in profitability of US$6.6 million from the previous corresponding period.

O2Micro's system level expertise and analog-mixed signal integrated circuit design skills provide superior cost-effective system level performance. O2Micro incorporates additional functionality into its proprietary products providing additional value to our customers. Targeting the Computer, Consumer, Industrial and Communications markets with its broad portfolio of products and additional intellectual property, O2Micro provides proprietary high performance power management and security solutions. Maintaining a strong portfolio of Intellectual Property will enable the Company to maintain market leadership.

As the Company continues to focus on growth with products that contribute high value to customers and have high barriers to entry for competition, we have further confirmed our commitment to grow research and development. As of June 30, 2006, we had 535 design engineers, representing more than 60.8% of our total workforce. We have expanded our research and development operations in the PRC substantially over the last six months and as of June 30, 2006, have 375 design engineers located in various facilities in the PRC. As its supply chain partners concentrate into China, O2Micro has initiated a strategic program to focus its exposure in the Asia-Pacific markets. An integral part of this program is to recruit and develop a talented employee base. This is being accomplished through an innovative scholarship program and joint laboratory research at leading Universities in China.

In addition to serve employees, vendors and customers, on March 2, 2006 we successfully began trading our ordinary shares on the Stock Exchange of Hong Kong Limited (SEHK) under the symbol 0457. With strong links in China and other economies in Southeast Asia, Hong Kong has developed into an important international financial center. Hong Kong's financial markets operate under effective and transparent regulations, which meet international standards. This is in addition to O2Micro securities trading on NASDAQ(R) (OIIM) and CSX, the Cayman Stock Exchange (OIIM KY).

We continue to be proud of our accomplishments and want to thank our shareholders, customers, employees, partners, and suppliers for their continued commitment and confidence in O2Micro.

Thank you for your continued support.


/s/ Sterling Du

Sterling Du
Chairman of the Board and
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The Board of Directors (the "Board") is pleased to announce the unaudited consolidated results of our Company and its subsidiaries (the "Group") for the six months ended June 30, 2006.

REVIEW OF OPERATIONS

      For the six months ended June 30, 2006, our net sales grew by US$8.2 million, which is 16.8% higher than the previous corresponding period. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

      Operating expenses grew by US$7.5 million, which is 28.3% higher than the previous corresponding period as we continued our new product development efforts, expanded our operations and hired additional personnel.

      Our net loss of US$1.5 million was a decrease in profitability of US$6.6 million from the previous corresponding period. We believe the net loss was primarily attributable to the lower gross margin due to different product mix, the higher operating expenses and an impairment loss on our investment in CSMC Technologies Corporation ("CSMC").

      We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

      We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the six months ended June 30, 2006, we continued to experience increased sales to customers in China.

      Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

Six months ended June 30, 2005 and 2006

      The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

                                                      Six months ended June 30,
                                                            2005           2006
                                                               %              %

Consolidated Statement of Operations Data:
Net sales                                                  100.0          100.0
Cost of sales                                               37.9           44.4
                                                        --------       --------
Gross profit                                                62.1           55.6
Operating expenses:
  Research and development                                  23.7           26.6
  Selling, general and administrative                       19.9           23.4
  Patent litigation                                         10.5            9.4
                                                        --------       --------
  Total operating expenses                                  54.1           59.4
                                                        --------       --------
Income (loss) from operations                                8.0           (3.8)
Non-operating income - net                                   2.5            1.4
Income tax expenses                                          0.1            0.2
                                                        --------       --------
Net income (loss)                                           10.4           (2.6)
                                                        ========       ========

      The following table sets forth the breakdown of our net sales by product category in the six months ended June 30, 2005 and 2006:

                                                      Six months ended June 30,
                                                         2005              2006
                                                     (US$000)          (US$000)

Integrated Circuits:
  Analog                                               37,612            46,454
  Mixed-signal                                          3,705             3,589
  Digital                                               7,540             6,996
Systems Security Solutions                                  6                94
Licensed Intellectual Property                             50                 5
                                                     --------          --------
Total                                                  48,913            57,138
                                                     ========          ========

      Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2006 were US$57.1 million, an increase of US$8.2 million or 16.8% from US$48.9 million for the six months ended June 30, 2005. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2005 to 2006. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products for the six months ended June 30, 2006 were US$46.5 million, an increase of US$8.8 million or 23.5% from US$37.6 million for the six months ended June 30, 2005. For the six months ended June 30, 2006, net sales from our digital integrated circuit products were US$7.0 million, a decrease of US$544,000 or 7.2% from US$7.5 million for the six months ended June 30, 2005, which resulted primarily from a change in product mix with increased focus on proprietary digital integrated circuit products for notebook computers that were less established in the market. For the six months ended June 30, 2006, net sales from our mixed-signal integrated circuit products were US$3.6 million, a minor decrease of US$116,000 million or 3.1% from US$3.7 million for the six months ended June 30, 2005, which primarily resulted from a continuing shift in the notebook computer industry to the use of analog designs for such products.

      Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2006 was US$31.8 million, an increase of US$1.4 million or 4.6% from US$30.4 million for the six months ended June 30, 2005. This increase was due to increased sales. Gross profit as a percentage of net sales for the six months ended June 30, 2006 decreased to 55.6% from 62.1% for the six months ended June 30, 2005 due to increased sales of our lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2006 were US$15.2 million, an increase of US$3.6 million or 31.3% from US$11.6 million for the six months ended June 30, 2005. This increase reflected the increased hiring of design engineers in the PRC resulting from our increased operations in this market and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 26.6% for the six months ended June 30, 2006, an increase from 23.7% for the six months ended June 30, 2005. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the six months ended June 30, 2006 were US$13.4 million, an increase of US$3.6 million or 37.2% from US$9.8 million for the six months ended June 30, 2005. This increase was primarily due to additional hiring of sales, operations and administrative personnel in the PRC and Taiwan, increased traveling and promotional expenses, and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 23.4% for the six months ended June 30, 2006, an increase from 19.9% for the six months ended June 30, 2005. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

      Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the six months ended June 30, 2006 were US$5.4 million, an increase of US$219,000 or 4.3% from US$5.1 million for the six months ended June 30, 2005. This increase was primarily due to higher expenses incurred for trial against Beyond Innovation Technology Co., Ltd., SPI Electronic Co., Ltd., and Lien Chang Electronic Enterprise Co., Ltd and increased activity in other litigation matters. As a percentage of net sales, patent litigation expenses were 9.4% for the six months ended June 30, 2006, a decrease from 10.5% for the six months ended June 30, 2005. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future.

      Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, the Stock Exchange of Hong Kong Limited (the "Stock Exchange") listing expenses, foreign exchange transaction gains and losses and the gain on sales of long-term investments and cash dividend received on investment in shares of stock. Non-operating income-net was US$814,000 for the six months ended June 30, 2006, a decrease from US$1.2 million for the six months ended June 30, 2005, reflecting the Stock Exchange listing expenses of US$396,000, an impairment loss recognized for investment in CSMC of US$756,000 and a foreign exchange gain of US$120,000 offset by more interest earned on our cash and cash equivalents and short-term investments.

      Income Tax Expenses. Income tax expenses were approximately US$122,000 for the six months ended June 30, 2006, compared to US$62,000 for the six months ended June 30, 2005. This increase was primarily due to a reversal of an accrual of Taiwan income tax due on imported products in the six months ended June 30, 2005.

      Net income (loss). As a result of the above factors, our net loss was US$1.5 million for the six months ended June 30, 2006, a decrease in profitability of US$6.6 million from the net income of US$5.1 million for the six months ended June 30, 2005. This decrease was primarily attributed to the lower gross margin due to different product mix, the higher operating expenses and an impairment loss on our investment in CSMC.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

      Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. As of June 30, 2006, cash and cash equivalents and short-term investments were US$84.4 million.

Operating activities

      Our net cash from operating activities is generally the cash effects of transactions and other events used in the determination of net income, adjusted for changes in our working capital. Our net cash inflows from operating activities were US$8.4 million and US$1.9 million for the six months ended June 30, 2005 and 2006, respectively.

      The decrease between 2005 and 2006 was mainly due to an increase of US$3.6 million in accounts receivables, a reduction of US$1.1 million in inventories and an increase of US$3.6 million in notes and accounts payable. The increase in accounts receivables was mainly due to increased sales to customers on credit. The reduction in inventories was primarily due to inventory adjustment. The increase in notes and accounts payable resulted primarily due to on hold payment to a few vendors until further clarification. This hold payment issue was resolved in August 2006.

Investing activities

      For the six months ended June 30, 2006, we had a net cash inflow from investing activities of US$ 13.1 million as compared to a net cash outflow of US$16.0 million for the six months ended June 30, 2005. The increase in net cash provided between 2005 and 2006 was principally due to an increase of US$28.5 million in the net sale of short-term and long-term investments and a decrease of US$3.2 million in restricted cash and other assets, which was partially offset by an increase of US$18.5 million in the purchase of fixed assets.

Financing activities

      The net cash outflow from our financing activities for the six months ended June 30, 2006 was US$795,000 as compared to the net cash outflow of US$70,000 for the six months ended June 30, 2005. The increase in net cash used between 2005 and 2006 was primarily due to the repurchase of our ADSs of US$1.7 million under a share repurchase program, which was partially offset by the exercise of stock options and issuance of shares in our Company ("Shares") under our existing equity incentive plans.

Working capital

      The Board believes our cash balances are sufficient to meet our capital requirements for at least the next 12 months from the date of publication of this interim report. Our future capital requirements will depend on factors such as the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Contingent liabilities and charges on assets

      As of the close of business on June 30, 2006, we did not have any material contingent liabilities. There is also no charge against any of the Group's assets as of June 30, 2006.

INTERIM DIVIDEND

      We have been advised that "profits" as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of June 30, 2006, we had no funds reserved for distribution to our shareholders.

MATERIAL ACQUISITIONS AND DISPOSALS

      There have not been any material acquisitions or disposals during the period under review.

CAPITAL EXPENDITURES

      Capital expenditures are used to purchase property, plant and equipment such as land, buildings, office furniture and integrated circuit testing equipment. For the six months ended June 30, 2005 and 2006, our total capital expenditures amounted to US$7.5 million and US$18.5 million, respectively.

CONTRACTUAL OBLIGATIONS

      The table below describes our contractual obligations as of June 30, 2006:

                                            Total         2006         2007         2008         2009   Thereafter
                                                                (in thousands of U.S. dollars)
Operating Lease Commitments                 3,479          872        1,135          649          389          434
Purchase Commitments                          491          491            0            0            0            0
Licenses, Maintenance and Support           1,165          483          621           61            0            0
                                         --------     --------     --------     --------     --------     --------
Total                                       5,135        1,846        1,756          710          389          434
                                         ========     ========     ========     ========     ========     ========

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      We are, in the normal course of business, exposed to risks relating to fluctuations in interest rates and exchange rates, as well as credit risks and commodity price risks. Our risk management strategy aims to minimize the adverse effects of these risks on our financial performance.

Interest rate risk

      We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at June 30, 2006, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

      The table below provides information about our financial instruments with maturity dates greater than three months as of June 30, 2006.

                         2006          2007          2008          2009    Thereafter         Total    Fair Value
                                                     (in thousands of U.S. dollars)
Time Deposits
  Fixed rate           10,856           326            28             0             0        11,210        11,210
Government
  Bonds
  Fixed rate            3,787         6,426             0         1,602             0        11,185        11,744

Foreign currency risk

      Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable exist in non-US dollar-denominated currencies which are sensitive to foreign currency exchange rate fluctuations. As of June 30, 2006, we held approximately US$19.0 million in government bonds, certificates of deposits and bank accounts denominated in foreign currencies.

      We have not engaged in hedging activities to mitigate our foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We monitor currency exchange fluctuations periodically. For the six months ended June 30, 2005 and 2006, we experienced a foreign exchange loss of approximately US$138,000 and a foreign exchange gain of approximately US$120,000, respectively, due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Inflation risk

      We are exposed to fluctuations in the prices of our raw materials, which we purchase at market prices. In addition, all of our product sales are made at market prices. Therefore, fluctuation in the prices of raw materials, which constitute primarily packaged integrated circuit products, has a significant effect on our results of operations. To date, we have not entered into any futures contracts to hedge against commodity price changes.

UNAUDITED INTERIM RESULTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                        December 31,          June 30,
ASSETS                                                                          2005              2006
                                                                                           (Unaudited)
CURRENT ASSETS
  Cash and cash equivalents                                             $     46,375      $     60,452
  Restricted cash                                                              5,605             2,621
  Short-term investments                                                      55,653            23,903
  Accounts receivable, net                                                    11,460            15,064
  Inventories                                                                 15,943            14,853
  Prepaid expenses and other current assets                                    6,665             7,409
                                                                        ------------      ------------
    Total current assets                                                     141,701           124,302
                                                                        ------------      ------------
LONG-TERM INVESTMENTS                                                         16,898            20,397
                                                                        ------------      ------------
LAND, PROPERTY AND EQUIPMENT, NET                                             23,319            39,240
                                                                        ------------      ------------
RESTRICTED ASSETS                                                             14,492            14,514
                                                                        ------------      ------------
OTHER ASSETS                                                                   3,245             3,352
                                                                        ------------      ------------
TOTAL                                                                   $    199,655      $    201,805
                                                                        ============      ============
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes and accounts payable                                            $      5,760             9,370
  Income tax payable                                                           3,907             2,961
  Accrued expenses and other current liabilities                              14,092            13,161
                                                                        ------------      ------------
    Total current liabilities                                                 23,759            25,492
                                                                        ------------      ------------
COMMITMENTS AND CONTINGENCIES (NOTE 15)

SHAREHOLDERS' EQUITY
  Preference shares at $0.00002 par value per share
    Authorized - 250,000,000 shares                                               --                --
  Ordinary shares at $0.00002 par value per share
    Authorized - 4,750,000,000 shares
    Issued - 1,967,824,350 shares and 1,952,446,750 shares as of
    December 31, 2005, and June 30, 2006, respectively                            39                39
    Treasury stock - 15,030,000 shares and 695,000 shares as of
      December 31, 2005, and June 30, 2006, respectively                      (3,296)             (104)
  Additional paid-in capital                                                 141,532           142,123
  Accumulated other comprehensive gain (loss)                                 (1,118)              182
  Retained earnings                                                           38,739            34,073
                                                                        ------------      ------------
    Total shareholders' equity                                               175,896           176,313
                                                                        ------------      ------------
TOTAL                                                                   $    199,655      $    201,805
                                                                        ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                     Six Months Ended June 30
                                                                       2005              2006
                                                                                  (Unaudited)
NET SALES                                                      $     48,913      $     57,138

COST OF SALES                                                        18,521            25,342
                                                               ------------      ------------
GROSS PROFIT                                                         30,392            31,796
                                                               ------------      ------------
OPERATING EXPENSES
  Research and development (a)                                       11,590            15,222
  Selling, general and administrative (a)                             9,760            13,395
  Patent litigation                                                   5,133             5,352
                                                               ------------      ------------
    Total operating expenses                                         26,483            33,969
                                                               ------------      ------------
INCOME (LOSS) FROM OPERATIONS                                         3,909            (2,173)
                                                               ------------      ------------
NON-OPERATING INCOME (EXPENSES)
  Interest income                                                     1,292             1,869
  Impairment loss on long-term investments                               --              (756)
  Foreign exchange gain (loss), net                                    (138)              120
  Other, net                                                             68              (419)
                                                               ------------      ------------
    Total non-operating income                                        1,222               814
                                                               ------------      ------------
INCOME (LOSS) BEFORE INCOME TAX                                       5,131            (1,359)

INCOME TAX EXPENSE                                                       62               122
                                                               ------------      ------------
NET INCOME (LOSS)                                                     5,069            (1,481)
                                                               ------------      ------------
OTHER COMPREHENSIVE INCOME (LOSS)
  Translation adjustments on subsidiaries                               168               335
  Unrealized gain (loss) on available-for-sale securities              (300)              965
                                                               ------------      ------------
    Total other comprehensive income (loss)                            (132)            1,300
                                                               ------------      ------------
COMPREHENSIVE INCOME (LOSS)                                    $      4,937      ($       181)
                                                               ============      ============

EARNINGS (LOSS) PER SHARE:
  Basic                                                        $     0.0026      ($    0.0008)
                                                               ============      ============
  Diluted                                                      $     0.0026                NA
                                                               ============      ============

SHARES USED IN EARNINGS (LOSS) PER
  SHARE CALCULATION:
    Basic (in thousands)                                          1,958,849         1,962,866
                                                               ============      ============
    Diluted (in thousands)                                        1,984,033         1,984,955
                                                               ============      ============

(a) INCLUDING STOCK-BASED COMPENSATION CHARGES AS FOLLOWS
  Research and development                                     $         --      $        648
  Selling, general and administrative                          $         --      $        741

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------



                                                                                           Additional Paid-in Capital
                                               Ordinary Shares              -------------------------------------------------------
                                     -----------------------------------        Ordinary             Stock
                                          Shares              Amount             Shares             Options              Total
                                     ---------------     ---------------    ---------------     ---------------     ---------------
BALANCE, JANUARY 1, 2005               1,959,403,100     $            39    $       138,046     $         1,535     $       139,581

Issuance of:
Shares issued for exercise of
  stock options                            3,187,900                  --                431                 (16)                415
Shares issued for 1999 Purchase
  Plan                                     3,274,550                  --                574                  --                 574
Acquisition and retirement of
  treasury stock                          (5,390,000)                 --               (380)                 --                (380)
Options granted to nonemployees                   --                  --                 --                  14                  14
Net income for the six months
  ended June 30, 2005                             --                  --                 --                  --                  --
Translation adjustments on
  subsidiaries                                    --                  --                 --                  --                  --
Unrealized loss on
  available-for-sale securities                   --                  --                 --                  --                  --
                                     ---------------     ---------------    ---------------     ---------------     ---------------

BALANCE, JUNE 30, 2005                 1,960,475,550     $            39    $       138,671     $         1,533     $       140,204
                                     ===============     ===============    ===============     ===============     ===============

BALANCE, JANUARY 1, 2006               1,967,824,350                  39    $       139,979     $         1,553     $       141,532

Issuance of:
Shares issued for exercise of
  stock options                            5,237,650                  --                365                 (38)                327
Shares issued for 1999 Purchase
  Plan                                     2,759,750                  --                537                  --                 537
Acquisition of treasury stock -
  9,040,000 shares                                --                  --                 --                  --                  --
Retirement of treasury stock             (23,375,000)                 --             (1,666)                 --              (1,666)
Options granted to nonemployees                   --                  --                 --                   4                   4
Stock-based compensation                          --                  --                 --               1,389               1,389
Net loss for the six months ended
  June 30, 2006                                   --                  --                 --                  --                  --
Translation adjustments on
  subsidiaries                                    --                  --                 --                  --                  --
Unrealized gain on
  available-for-sale securities                   --                  --                 --                  --                  --
                                     ---------------     ---------------    ---------------     ---------------     ---------------
BALANCE, JUNE 30, 2006
  (UNAUDITED)                          1,952,446,750     $            39    $       139,215     $         2,908     $       142,123
                                     ===============     ===============    ===============     ===============     ===============

                                                                              Accumulated Other
                                                                       Comprehensive Income (Loss)
                                                         -------------------------------------------------------
                                                           Unrealized           Cumulative
                                        Treasury           Investment          Translation
                                          Stock            Gain (Loss)          Adjustment            Total
                                     ---------------     ---------------     ---------------     ---------------
BALANCE, JANUARY 1, 2005             $            --     ($          154)    $            44     ($          110)

Issuance of:
Shares issued for exercise of
  stock options                                   --                  --                  --                  --
Shares issued for 1999 Purchase
  Plan                                            --                  --                  --                  --
Acquisition and retirement of
  treasury stock                                  --                  --                  --                  --
Options granted to nonemployees                   --                  --                  --                  --
Net income for the six months
  ended June 30, 2005                             --                  --                  --                  --
Translation adjustments on
  subsidiaries                                    --                  --                 168                 168
Unrealized loss on
  available-for-sale securities                   --                (300)                 --                (300)
                                     ---------------     ---------------     ---------------     ---------------

BALANCE, JUNE 30, 2005               $            --     ($          454)    $           212     ($          242)
                                     ===============     ===============     ===============     ===============

BALANCE, JANUARY 1, 2006             ($        3,296)    ($          924)    ($          194)    ($        1,118)

Issuance of:
Shares issued for exercise of
  stock options                                   --                  --                  --                  --
Shares issued for 1999 Purchase
  Plan                                            --                  --                  --                  --
Acquisition of treasury stock -
  9,040,000 shares                            (1,659)                 --                  --                  --
Retirement of treasury stock                   4,851                  --                  --                  --
Options granted to nonemployees                   --                  --                  --                  --
Stock-based compensation                          --                  --                  --                  --
Net loss for the six months ended
  June 30, 2006                                   --                  --                  --                  --
Translation adjustments on
  subsidiaries                                    --                  --                 335                 335
Unrealized gain on
  available-for-sale securities                   --                 965                  --                 965
                                     ---------------     ---------------     ---------------     ---------------
BALANCE, JUNE 30, 2006
  (UNAUDITED)                        ($          104)    $            41     $           141     $           182
                                     ===============     ===============     ===============     ===============

                                                              Total
                                         Retained         Shareholders'
                                         Earnings             Equity
                                     ---------------     ---------------
BALANCE, JANUARY 1, 2005             $        31,271     $       170,781

Issuance of:
Shares issued for exercise of
  stock options                                   --                 415
Shares issued for 1999 Purchase
  Plan                                            --                 574
Acquisition and retirement of
  treasury stock                                (679)             (1,059)
Options granted to nonemployees                   --                  14
Net income for the six months
  ended June 30, 2005                          5,069               5,069
Translation adjustments on
  subsidiaries                                    --                 168
Unrealized loss on
  available-for-sale securities                   --                (300)
                                     ---------------     ---------------

BALANCE, JUNE 30, 2005               $        35,661     $       175,662
                                     ===============     ===============

BALANCE, JANUARY 1, 2006             $        38,739     $       175,896

Issuance of:
Shares issued for exercise of
  stock options                                   --                 327
Shares issued for 1999 Purchase
  Plan                                            --                 537
Acquisition of treasury stock -
  9,040,000 shares                                --              (1,659)
Retirement of treasury stock                  (3,185)                 --
Options granted to nonemployees                   --                   4
Stock-based compensation                          --               1,389
Net loss for the six months ended
  June 30, 2006                               (1,481)             (1,481)
Translation adjustments on
  subsidiaries                                    --                 335
Unrealized gain on
  available-for-sale securities                   --                 965
                                     ---------------     ---------------
BALANCE, JUNE 30, 2006
  (UNAUDITED)                        $        34,073     $       176,313
                                     ===============     ===============

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                               Six Months Ended June 30
                                                                                  2005             2006
                                                                                            (Unaudited)
OPERATING ACTIVITIES
  Net income (loss)                                                         $    5,069       ($   1,481)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization                                                1,873            2,102
    Amortization of stock options granted for services                             132              136
    Stock-based compensation                                                        --            1,389
    Gain on sale of short-term investments                                          --              (47)
    Impairment loss on long-term investments                                        --              756
    Deferred income tax assets and liabilities                                     381               --
    Loss on disposal of properties                                                  --               69
    Changes in operating assets and liabilities:
      Accounts receivable, net                                                     (32)          (3,604)
      Inventories                                                                1,301            1,090
      Prepaid expenses and other current assets                                 (3,924)            (874)
      Notes and accounts payable                                                   748            3,610
      Income tax payable                                                          (446)            (946)
      Accrued expenses and other current liabilities                             3,318             (280)
                                                                            ----------       ----------
      Net cash provided by operating activities                                  8,420            1,920
                                                                            ----------       ----------
INVESTING ACTIVITIES
  Acquisition of:
    Land, property and equipment                                                (7,501)         (18,522)
    Short-term investments                                                     (85,425)         (61,160)
    Long-term investments                                                       (5,235)          (3,288)
  (Increase) decrease in:
    Restricted assets                                                              (74)             174
    Restricted cash                                                             (1,225)           3,056
    Other assets                                                                    10             (130)
  Proceeds from:
    Sale of short-term investments                                              83,469           92,971
    Sale of property and equipment                                                  --                4
                                                                            ----------       ----------
      Net cash provided by (used in) investing activities                      (15,981)          13,105
                                                                            ----------       ----------

FINANCING ACTIVITIES
  Acquisition of treasury stock                                                 (1,059)          (1,659)
  Proceeds from:
    Exercise of stock options                                                      415              327
    Issuance of ordinary shares under 1999 Purchase Plan                           574              537
                                                                            ----------       ----------
      Net cash used in financing activities                                        (70)            (795)
                                                                            ----------       ----------

                                                                     (Continued)

                                                                               Six Months Ended June 30
                                                                                  2005             2006
                                                                                            (Unaudited)
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                 $      119       ($     153)
                                                                            ----------       ----------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (7,512)          14,077

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                56,320           46,375
                                                                            ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                  $   48,808       $   60,452
                                                                            ==========       ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
  Cash paid for interest                                                    $       --       $       --
  Cash paid for tax                                                         $      127       $    1,075

NON-CASH INVESTING AND FINANCING ACTIVITIES
  Increase (decrease) in payables for acquisition of equipment              $      979       ($     653)
  Unrealized gain (loss) on investments accounted for
    available-for-sale                                                      ($     300)      $      965

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

1.    BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the six months ended June 30, 2005 have been prepared by the Company, pursuant to Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", issued by Accounting Principles Board under generally accepted accounting principles in the United States of America. In management's opinion, the consolidated financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company's Annual Report for the year ended December 31, 2005 as filed with U.S. Securities and Exchange Commission and the Stock Exchange of Hong Kong Limited.

      Critical Accounting Policies and Estimates

      The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions that may materially affect the reported amounts of assets and liabilities at the date of the unaudited consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ materially from those estimates. Information with respect to the critical accounting policies which could have the most significant effect on the reported results and require subjective or complex judgments is contained in the notes to the consolidated financial statements in the Annual Report for the year ended December 31, 2005 as filed with U.S. Securities and Exchange Commission and the Stock Exchange of Hong Kong Limited.

2.    STOCK-BASED COMPENSATION

      Prior to January 1, 2006, the Company accounted for awards granted under APB No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

      Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payments," using the modified prospective application method. Under this transition method, compensation cost recognized for the six months ended June 30, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

      The following pro forma information, as required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on income from continuing operations and related earnings per ordinary share for the six months ended June 30, 2005, as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

                                                                     Six Months Ended
                                                                        June, 30 2005
      Net income as reported (in thousands)                              $      5,069
      Add: Stock-based compensation expense included
            in net income, including tax expense of $0 for
            the six months ended June 30, 2005                                     --
      Deduct: Stock-based compensation expense
            determined under SFAS No. 123 including tax
            expense of $0 for the six months ended
            June 30, 2005                                                      (5,177)
                                                                         ------------
      Pro forma net loss                                                 ($       108)
                                                                         ============
      Pro forma shares used in calculation - basic (in thousands)           1,958,849
                                                                         ============
      Pro forma loss per share - basic                                   ($    0.0001)
                                                                         ============
      Earnings per share - basic as reported                             $     0.0026
                                                                         ============
      Pro forma shares used in calculation - diluted (in thousands)         1,984,033
                                                                         ============
      Pro forma loss per share - diluted                                           NA
                                                                         ============
      Earnings per share - diluted as reported                           $     0.0026
                                                                         ============

      Diluted pro forma loss per share was not disclosed because the results were antidilutive.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") Number 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No.109." The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the company beginning in the first quarter of 2007. The Company is evaluating the impact this statement will have on its consolidated financial statements.

4.    CASH AND CASH EQUIVALENTS

                                                     (In Thousands)

                                        December 31,       June 30,
                                                2005           2006
                                                        (Unaudited)

      Time deposits                        $  23,444      $  35,746
      Savings and checking accounts           18,411         14,210
      US treasury bills                           --         10,486
      Cash management account                  4,506             --
      Petty cash                                  14             10
                                           ---------      ---------
                                           $  46,375      $  60,452
                                           =========      =========

5.    SHORT-TERM INVESTMENTS

      The following is a summary of available-for-sale securities:

                                                 (In Thousands)

                                    December 31,       June 30,
                                            2005           2006
                                                    (Unaudited)

      Time deposits                   $   15,993     $   16,289
      US treasury bills                   13,909             --
      Corporate bonds                     24,642             --
      Foreign government bonds             1,075          7,569
      Others                                  34             45
                                      ----------     ----------
                                      $   55,653     $   23,903
                                      ==========     ==========

      Available-for-sale securities by contractual maturity are as follows:

                                                             (In Thousands)

                                                December 31,       June 30,
                                                        2005           2006
                                                                (Unaudited)

      Due within one year                         $   55,592     $   23,829
      Due after one year through two years                --             28
      Due after two years                                 61             46
                                                  ----------     ----------
                                                  $   55,653     $   23,903
                                                  ==========     ==========

      The Company's gross realized gains and losses on the sale of investments for the six months ended June 30, 2005 were both $0, and for the six months ended June 30, 2006 were $2,000 and $2,000 respectively. Gross unrealized gains and losses at December 31, 2005 were $55,000 and $11,000, respectively, and at June 30, 2006 were $46,000 and $5,000 respectively.

6.    ACCOUNTS RECEIVABLE, NET

                                                       (In Thousands)

                                       December 31,          June 30,
                                               2005              2006
                                                          (Unaudited)

      Accounts receivable                  $ 11,810         $ 15,385
      Allowances for
        Doubtful receivable                     (34)              (5)
        Sales returns and discounts            (316)            (316)
                                           --------         --------
                                           $ 11,460         $ 15,064
                                           ========         ========

7.    INVENTORIES

                                                                  (In Thousands)

                                                     December 31,       June 30,
                                                             2005           2006
                                                                     (Unaudited)

      Finished goods                                      $ 2,954        $ 5,785
      Work-in-process                                       8,401          4,950
      Raw materials                                         4,588          4,118
                                                          -------        -------
                                                          $15,943        $14,853
                                                          =======        =======

8.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                  (In Thousands)

                                                     December 31,       June 30,
                                                             2005           2006
                                                                     (Unaudited)

      Prepayment to foundry providers                      $3,000         $3,000
      Interest receivable                                   1,656          2,144
      Other receivable                                        211            266
      Prepaid expense                                         895          1,031
      Value-added-tax paid                                    309            266
      Deferred tax assets                                      10             10
      Others                                                  584            692
                                                           ------         ------
                                                           $6,665         $7,409
                                                           ======         ======

9.    LONG-TERM INVESTMENTS

                                                                  (In Thousands)

                                                     December 31,       June 30,
                                                             2005           2006
                                                                     (Unaudited)
      Cost method
        X-FAB Semiconductor Foundries AG (X-FAB)          $ 4,968        $ 4,968
        360 Degree Web Ltd. (360 Degree Web)                1,305          1,305
        GEM Services, Inc. (GEM)                              500            500
        Etrend Hightech Corporation (Etrend)                  960            960
        Asia SinoMOS Semiconductor Inc. (Sinomos)           5,000          8,288
        Philip Ventures Enterprise Fund (PVEF)                585            585
                                                          -------        -------
                                                           13,318         16,606
      Available for sale securities - noncurrent
        CSMC Technologies Corporation (CSMC)                3,580          3,791
                                                          -------        -------
                                                          $16,898        $20,397
                                                          =======        =======

      The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of June 30, 2006, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.39% ownership of X-FAB.

      The Company invested in Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of June 30, 2006, the Company held 19.52% of ownership to 360 Degree Web.

      The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of June 30, 2006, the Company held 333,334 shares at the value of $500,000, which represented a 1.07% ownership of GEM.

      The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of June 30, 2006, the Company held 11.20% of ownership to Etrend.

      The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of June 30, 2006 representing a 0.07% ownership in SiGen.

      In August 2004, the Company invested in CSMC's ordinary shares which are listed on the Stock Exchange of Hong Kong Limited at a purchase price of $4,547,000. CSMC is a semiconductor foundry company. As of June 30, 2006, the Company held 70,200,000 shares, which represent approximately 2.58% ownership of CSMC. The Company considered that the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price has been below the cost of HKD 0.50 per share for continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HKD 0.42 per share on June 30, 2006.

      In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. In May 2006, the Company further invested USD 3,288,000 of preferred shares at $1.00 per share. As of June 30, 2006, the Company holds 12.90% of Sinomos.

      In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SG$1,000,000 for 20 units in the placement at SG$50,000 per unit. The Company held 10.86% of the fund as of June 30, 2006.

10.   LAND, PROPERTY AND EQUIPMENT, NET

                                                              (In Thousands)

                                                December 31,        June 30,
                                                        2005            2006
                                                                 (Unaudited)

      Cost
        Land                                         $ 2,510        $11,358
        Buildings                                      8,055          8,055
        Equipment                                     19,056         24,306
        Furniture and fixtures                         1,229          1,330
        Leasehold improvements                         2,045          2,254
        Transportation equipment                         241            518
        Prepayment for property and equipment          3,034          6,223
                                                     -------        -------
                                                      36,170         54,044
                                                     -------        -------
      Accumulated depreciation
        Buildings                                        132            223
        Equipment                                     11,116         12,652
        Furniture and fixtures                           586            695
        Leasehold improvements                           966          1,157
        Transportation equipment                          51             77
                                                     -------        -------
                                                      12,851         14,804
                                                     -------        -------
                                                     $23,319        $39,240
                                                     =======        =======

      In view of the expansion of the Company's operations in the People's Republic of China (the "PRC"), the Company acquired buildings located in Shanghai, PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (see Note 11). In April 2006, the Company purchased 29,935 square feet of land located in Hsin-Chu, Taiwan for a future facility. The total purchase price was approximately $8,848,000 (286,421,000 New Taiwan Dollar).

11.   OTHER ASSETS

                                                              (In Thousands)

                                                 December 31,       June 30,
                                                         2005           2006
                                                                 (Unaudited)

      Land use rights, net                             $1,407        $1,393
      Deferred charges, net                               665           659
      Long-term notes receivable from employees           410           403
      Refundable deposits                                 493           625
      Prepayment for land use rights                      208           210
      Deferred income tax assets - noncurrent              62            62
                                                       ------        ------
                                                       $3,245        $3,352
                                                       ======        ======

      All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

      Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

      In view of the expansion of the Company's operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, PRC in 2005. The total contracted price was $701,000 (5,600,000 Renminbi) of which $210,000 has been paid as of June 30, 2006 and such amount has been included in the prepayment for land use rights.

      Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

      In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of June 30, 2006, $18,000 had been repaid.

12.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                               (In Thousands)

                                                  December 31,       June 30,
                                                          2005           2006
                                                                  (Unaudited)

      Salaries, bonus and benefits                     $ 3,424        $ 3,324
      Legal and audit fees                               3,916          6,361
      Hong Kong Stock Exchange listing expenses          1,970             --
      Payable for acquisition of equipment               1,183            530
      Deferred income tax liabilities                      698            700
      Withholding tax payable                              223            245
      Value-added tax payable                              209            211
      Commissions                                          145            113
      Other accrued expenses                             2,324          1,677
                                                       -------        -------
                                                       $14,092        $13,161
                                                       =======        =======

13.   INCOME TAX

      The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, the PRC, Singapore, Korean, Japan, and Europe.

      Income tax expenses were $122,000 for the six months ended June 30, 2006, compared to $62,000 for the six months ended June 30, 2005. This increase was primarily due to a reversal of accrual of Taiwan income tax due on imported products in the six months ended June 30, 2005.

14.   EARNINGS PER SHARE

      Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

      A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                                            Six Months Ended
                                                                                 June 30
                                                                           2005                2006
                                                                                        (Unaudited)
      Net income (loss) (in thousands)                              $     5,069        ($    1,481)

      Weighted average thousand shares outstanding - basic            1,958,849          1,962,866
      Effect of dilutive securities:
        Options (in thousands)                                           25,184             22,089
                                                                    -----------        -----------
      Weighted average thousand shares outstanding - diluted          1,984,033          1,984,955
                                                                    ===========        ===========
      Earnings (loss) per share - basic                             $    0.0026        ($   0.0008)
                                                                    ===========        ===========
      Earnings (loss) per share - diluted                           $    0.0026                 NA
                                                                    ===========        ===========

      The diluted loss per share is not disclosed for the six months ended June 30, 2006 as the result is antidilutive.

      Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 134,226,400 shares at $0.2200 to $0.4836 as of June 30, 2005 and 219,590,425 shares at $0.1730 to $0.4836 as of June 30, 2006.

15.   CONTINGENCIES

      The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of June 30, 2006, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

      The Company has been in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company's products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company's motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. MPS has filed a notice of appeal of the verdict. As the case currently stands, MPS will not be able to recover damages unless it is able to overturn both the summary judgment and the jury verdict or seek injunctive relief or attorneys' fees unless it is able to overturn the jury verdict.

      In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

      While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

      The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of June 30, 2006 no provision for any litigation has been provided.

16.   SEGMENT INFORMATION

      The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

      Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                (In Thousands)

                                           Six Months Ended
                                               June 30
                                           2005           2006
                                                   (Unaudited)

      People's Republic of China        $27,727        $40,000
      Korea                               9,635          8,291
      Taiwan                              8,485          4,151
      Japan                               2,737          4,419
      Others                                329            277
                                        -------        -------
                                        $48,913        $57,138
                                        =======        =======

      For the six months ended June 30, 2005 and 2006, no customer accounted for 10% or more of net revenues.

      Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                                                (In Thousands)

                                   December 31,       June 30,
                                           2005           2006
                                                   (Unaudited)

      Taiwan                            $ 7,795        $21,569
      U.S.A                               6,804          6,842
      Singapore                             274            379
      People's Republic of China          8,244         10,280
      Others                                202            170
                                        -------        -------
                                        $23,319        $39,240
                                        =======        =======

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES

      As of the June 30, 2006, the interests or short positions of our Directors and chief executive officer in any of our, or our associated corporations', (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO")) shares, underlying shares or debentures which were required to be recorded in the register maintained by us under Section 352 of the SFO, or notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO are as follows:

                                                                                                                      Approximate
                                                                                                                       percentage
                                                                      Nature of                  Total number         interest in
      Name of Director               Name of Corporation              interest                      of Shares      the Company(9)
      Sterling Du ..............     02Micro International Ltd        Personal Interest(1)        121,897,500               6.24%
                                                                      Interest of                  29,907,500               1.53%
                                                                        Child under 18
      Chuan Chiung "Perry" Kuo..     02Micro International Ltd        Personal Interest(2)         21,354,150               1.09%
      James Elvin Keim .........     02Micro International Ltd        Personal Interest(3)         19,094,400               0.98%
                                                                      Corporate Interest(3)        10,420,000               0.53%
      Michael Austin ...........     02Micro International Ltd        Personal Interest(4)          4,450,000               0.23%
      Geok Ling Goh ............     02Micro International Ltd        Personal Interest(5)          3,400,000               0.17%
      Keisuke Yawata ...........     02Micro International Ltd        Personal Interest(6)          3,375,000               0.17%
      Lawrence Lai-Fu Lin ......     02Micro International Ltd        Personal Interest(7)          3,000,000               0.15%
      Xiaolang Yan .............     02Micro International Ltd        Personal Interest(8)          3,000,000               0.15%

Notes:

1. Mr. Du beneficially owns 107,992,500 Shares. In addition, Mr. Du holds options to purchase an aggregate of 43,812,500 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

2. Mr. Kuo beneficially owns 5,937,500 Shares. In addition, Mr. Kuo holds options to purchase an aggregate of 15,416,650 Shares, if fully exercised. As of the June 30, 2006, none of these options has been exercised.

3. Mr. Keim and his spouse jointly and beneficially own 94,400 Shares. Mr. Keim holds options to purchase an aggregate of 19,000,000 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised. In addition, Mr. Keim has a controlling interest in two private companies which hold an aggregate of 10,420,000 Shares.

4. Mr. Austin has been granted options to purchase an aggregate of 4,450,000 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

5. Mr. Goh has been granted options to purchase an aggregate of 3,400,000 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

6. Mr. Yawata beneficially owns 653,500 Shares. In addition, Mr. Yawata holds options to purchase an additional 2,721,500 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

7. Mr. Lin has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

8. Mr. Yan has been granted options to purchase an aggregate of 3,000,000 Shares, if fully exercised. As of June 30, 2006, none of these options has been exercised.

9. The above percentage figures are calculated based on our issued and outstanding share capital as of June 30, 2006 without taking into account any Shares which may be issued under our share option and equity incentive plans.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES

      As of June 30, 2006, based on the most recent filings with the U.S. Securities and Exchange Commission, the interests or short positions of persons, other than our Directors and chief executive officer, in our shares and underlying shares as required to be notified to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of any other member of the Group are as follows:

                                                                                                     Approximate
                                                                                                      percentage
       Name of                                       Nature of               Total number            Interest in
       Substantial Shareholder                       interest                   of Shares            our Company
       Wasatch Advisors, Inc....................     Beneficial owner         365,555,750                  18.72
       Fidelity Management & Research                Beneficial owner         239,203,900                  12.25
        Company.................................
       Capital Research & Management                 Beneficial owner         152,750,000                   7.82
        Company.................................
       Wellington Management Company............     Beneficial owner         126,607,500                   6.48
       RS Investment Management.................     Beneficial owner         100,052,350                   5.12

RE-PURCHASE OF LISTED SECURITIES

      During the period under review, we repurchased an aggregate of 9,040,000 Shares on the following dates and at the following purchase prices:

      Date of Purchase                                            Total      Purchase Price
                                                       Number of Shares           per Share
      January 4, 2006                                            95,000              0.2000
      January 12, 2006                                          500,000              0.2244
      April 18, 2006                                          1,000,000              0.2126
      May 11, 2006                                              500,000              0.1997
      May 12, 2006                                            1,000,000              0.1940
      May 18, 2006                                              500,000              0.1860
      May 24, 2006                                              500,000              0.1787
      May 31, 2006                                            1,500,000              0.1745
      June 2, 2006                                              750,000              0.1787
      June 6, 2006                                              500,000              0.1781
      June 7, 2006                                              500,000              0.1721
      June 13, 2006                                           1,000,000              0.1593
      June 22, 2006                                             250,000              0.1588
      June 27, 2006                                             445,000              0.1426
                                                              --------
      Total Number of Shares Repurchased in 2006
        (up to June 30, 2006)                                 9,040,000
                                                              =========

EMPLOYEES AND REMUNERATION POLICIES

      As of June 30, 2006, the Group had a total of 880 employees. We have established a compensation committee which takes factors such as the market median relative to a group of peer companies, our performance and the work carried out by each executive officer into consideration when deciding on the compensation of our executive officers.

EMPLOYEE SCHEMES

Pension schemes

      We have a savings plan that qualifies under Section 401(k) of the United States Internal Revenue Code of 1986 (the "U.S. Internal Revenue Code") and is a defined contribution plan. Each year, participating employees may contribute to the savings plan up to the U.S. Internal Revenue Service annual statutory limit amount of pretax salary.

      There is no matching by us of employee contributions to the savings plan and we have not made any contributions to the savings plan since its inception. There is no pension cost charged to our income statement with respect to the savings plan for the period under review. An employee who terminates employment with us (1) is entitled to a complete return of all amounts contributed by such employee to the savings plan or (2) may "roll-over" such contributions to another qualified plan. There are no vesting or other requirements which an employee must fulfill in order to be entitled to return or "roll-over" of amounts contributed to the savings plan upon termination of employment.

Equity Based Plans

1999 Employee Stock Purchase

      The 1999 Employee Stock Purchase Plan (the "ESPP") was adopted by our Board and Shareholders in October 1999 and amended in October 2005.

      As of June 30, 2006, an aggregate of 20,072,250 Shares are available for issuance under the ESPP, representing approximately 1.0% of our issued share capital. Unless terminated sooner, the ESPP will terminate 10 years after its initial adoption.

2005 Share Option Plan

      We adopted the 2005 Share Option Plan (the "SOP") on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SOP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the options under the SOP (the "Options") may be granted.

      As of June 30, 2006, an aggregate of 86,353,100 shares are available for issuance under the SOP, representing approximately 4.4% of our issued share capital. The SOP shall continue for a term of ten years from the date of our listing on the Stock Exchange unless terminated earlier.

2005 Share Incentive Plan

      We adopted the 2005 Share Incentive Plan (the "SIP") on March 2, 2006. The Board or any committee composed of members of the Board appointed by the Board to administer the SIP (the "Administrator") may, at its discretion, select the employees, Directors and consultants to whom the awards under the SIP (the "Awards") may be granted (the "Grantee").

      As of June 30, 2006, an aggregate of 66,914,750 shares are available for issuance under the SIP, representing approximately 3.4% of our issued share capital. The SIP shall continue for a term of 10 years from the date of our listing on the Stock Exchange unless terminated earlier.

Existing Equity Incentive Plans

      The existing equity incentive plans in existence prior to our listing on the Stock Exchange were terminated as of our listing on the Stock Exchange. All awards granted under those plans prior to such date remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted from and after such listing date under such plans.

CORPORATE GOVERNANCE REPORT

      We are committed to a high standard of business ethics and conduct. It is our policy to conduct our affairs in accordance with applicable laws, rules and regulations of the jurisdictions in which we do business. To this end, we have established a Code of Business Conduct and Ethics which provides employees, officers and non-employee directors with guidelines covering a wide range of business practices and procedures. A copy of our Code of Business Conduct and Ethics can be found on our website at www.o2micro.com.

      During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules, except that Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the view that Board decisions are collective decisions of all the Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual. In addition, as five of the eight members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

      The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company (the "Model Code"). Having made specific enquiry of all the directors of the Company, the Company confirms that all the directors of the Company have complied with the required standard set out in the Model Code for the period under review.

AUDIT COMMITTEE

      The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim financials.

                                                  By Order of the Board
                                                        Sterling Du
                                           Chairman and Chief Executive Officer

September 29, 2006

      As of the date of this Report, the Board comprises eight directors, of which Sterling Du, Chuan Chiung "Perry" Kuo and James Elvin Keim are executive directors and Michael Austin, Geok Ling Goh, Keisuke Yawata, Lawrence Lai-Fu Lin and Xiaolang Yan are independent non-executive directors.